Exhibit 10.31

Revised 10/23/00

225 Gateway Boulevard

South San Francisco, CA 94080

Tel. (650) 866-7200

Fax (650) 866-7201

October 23, 2000

Pat Cotroneo

[PRIVATE ADDRESS]

Dear Pat:

This amends your offer letter dated October 17, 2000. I am delighted to offer you a position as Controller, reporting to Bert Lee, Chief Financial Officer. Your salary will be $11,250.00 per month, paid bimonthly per standard payroll procedures; this figure will annualize to $135,000. In addition, you will be paid an employment bonus of $10,000, less taxes. The net amount of this employment bonus will be repayable to FibroGen should you resign your employment or be terminated for cause during the first 12 months of employment.

You will be given the option to purchase 100,000 shares of common stock of FibroGen, subject to the necessary approvals, including that of the Compensation Committee of the Board of Directors and compliance with other applicable laws and regulations. The option shall contain regular vesting provisions and other terms, including exercise price equal to the then applicable fair market value at the time of grant, to be determined by the Compensation Committee.

You will also be eligible for certain FibroGen employee benefits which will include medical and dental health insurance, a flexible savings plan and a retirement savings plan (401K). Summaries of these benefits are enclosed for your review and information. We have agreed to modify your vacation eligibility and you will accrue 4 weeks paid vacation per year, at the rate of approximately 13.33 hours per month.

You should be aware that your employment with the Company is for no specified period and constitutes “at will” employment. As a result, you are free to resign at any time, for any reason. Similarly, the Company is free to conclude its employment with you at any time, with or without cause.

In the event of any dispute or claim relating to or arising out of our employment relationship, you and the Company agree that all such disputes shall be fully and finally resolved by binding arbitration conducted by the American Arbitration Association in San Mateo County, California. However, we agree that this arbitration provision shall not apply to any disputes or claims relating to or arising out of the misuse or misappropriation of the Company’s assets, trade secrets, or proprietary information.

Revised 10/23/00

For purposes of complying with federal immigration law, you will be required to provide to the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.

To indicate your acceptance of the Company’s offer, please sign, date, and return this offer letter along with the employee confidential agreement and the FibroGen Employment Application which are also enclosed. A duplicate original of this offer letter is also enclosed for your records. This letter sets forth the terms of your employment with the Company and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement signed by the President and by you.

We look forward to working with you at FibroGen.

Sincerely,

/s/ Ted A. Tucker
Ted A. Tucker
Director, Human Resources

ACCEPTED AND AGREED TO this

26 day of October, 2000

/s/ Pat Cotroneo
Pat Cotroneo

November 2000
Start Date

Enclosures: Duplicate Original Letter